UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 16, 2020

(Date of Report (Date of earliest event reported))

SAGOON, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-5886599
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1980 Teasel Ct. Woodbridge, VA	22192
(Address of principal executive offices)	(ZIP Code)

703-762-6560
(Registrant’s telephone number, including area code)

Class C Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Compliance With Ongoing Reporting Requirements

Sagoon, Inc. (the “Company”) will be late in filing its Form 1-K for the period ended December 31, 2019. The Company anticipates making this filing in the next few days.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGOON, INC.

	By:	/s/ Govinda Giri
	Name:	Govinda Giri
	Title:	Chief Executive Officer

Date: June 16, 2020